      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 1995

                                                        REGISTRATION NO. 33-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                           ATLANTA GAS LIGHT COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                GEORGIA                                58-0145925
        (STATE OF INCORPORATION)        (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

               303 PEACHTREE STREET, N.E., ATLANTA, GEORGIA 30308
                                 (404) 584-4000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

      DAVID R. JONES          ROBERT L. GOOCHER       ALBERT G. NORMAN, JR.
        PRESIDENT          EXECUTIVE VICE PRESIDENT  LONG, ALDRIDGE & NORMAN
ATLANTA GAS LIGHT COMPANY ATLANTA GAS LIGHT COMPANY   303 PEACHTREE STREET,
  303 PEACHTREE STREET,     303 PEACHTREE STREET,              N.E.
           N.E.                      N.E.             ATLANTA, GEORGIA 30308
  ATLANTA, GEORGIA 30308    ATLANTA, GEORGIA 30308        (404) 527-4070
      (404) 584-4000            (404) 584-4000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENTS FOR SERVICE)

                               ----------------

                                    COPY TO:

                                 DAVID P. FALCK
                      WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                         NEW YORK, NEW YORK 10004-1490

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                               ----------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          PROPOSED
                                             PROPOSED      MAXIMUM
                              AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    TITLE OF SHARES           TO BE       OFFERING PRICE  OFFERING   REGISTRATION
    TO BE REGISTERED      REGISTERED(1)    PER UNIT (2)   PRICE(2)       FEE
---------------------------------------------------------------------------------
Common Stock, par value
 $5 per share..........  1,495,000 shares    $34.125     $51,016,875   $17,592

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes 195,000 shares issuable upon the exercise of the Underwriters' option to purchase shares solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee and calculated pursuant to Rule 457(c) on the basis of the average of the high and low prices of the Company's Common Stock as reported in the consolidated reporting system on May 18, 1995.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY 23, 1995

PROSPECTUS

                                1,300,000 SHARES

                           ATLANTA GAS LIGHT COMPANY
                                  COMMON STOCK

               [LOGO OF ATLANTA GAS LIGHT COMPANY APPEARS HERE]

                                 ------------

  Atlanta Gas Light Company (the "Company") is offering hereby 1,300,000 shares (the "Shares") of its common stock, par value $5 per share (the "Common Stock"). The Common Stock is traded on the New York Stock Exchange under the symbol "ATG." On May 19, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $33 7/8 per share.

                                 ------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               PRICE TO UNDERWRITING PROCEEDS TO
                                                PUBLIC  DISCOUNT (1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share....................................    $          $            $
--------------------------------------------------------------------------------
Total(3).....................................   $          $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain civil liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $114,142.
(3) The Company has granted the several Underwriters an option to purchase up to an additional 195,000 Shares (the "Option Shares") to cover over-allotments. If all such Option Shares are purchased, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $   , $
    and $   , respectively. See "Underwriting."

                                 ------------

  The Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York, New York on or about June , 1995.

                                 ------------

MERRILL LYNCH & CO.
        DEAN WITTER REYNOLDS INC.
                                             THE ROBINSON-HUMPHREY COMPANY, INC.

                                 ------------

                  The date of this Prospectus is June  , 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  Additional information regarding the Company and the shares of Common Stock to be offered by the Company is contained in the Registration Statement on Form S-3 and the exhibits thereto (of which this Prospectus forms a part) which the Company has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"). The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by the Company with the Commission under the 1934 Act (File No. 1-9905) are incorporated in this Prospectus by reference as of their respective dates of filing and shall be deemed to be a part hereof:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994; and

    (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1994 and March 31, 1995.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents; provided, however, that all documents so filed in each year during which the offering made by this Prospectus is in effect shall not be incorporated herein by reference or be a part hereof from and after the date of filing of the Company's Annual Report on Form 10-K for such year. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH INFORMATION UNLESS THEY ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH INFORMATION. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE OFFICE OF THE CORPORATE SECRETARY, ATLANTA GAS LIGHT COMPANY, P.O. BOX 4569, ATLANTA, GEORGIA 30302; (404) 584-3794. THE INFORMATION RELATING TO THE COMPANY CONTAINED IN THIS PROSPECTUS DOES NOT PURPORT TO BE COMPREHENSIVE AND SHOULD BE READ TOGETHER WITH THE INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

                               PROSPECTUS SUMMARY

  The following material is qualified in its entirety by the information
  ----------------------------------------------------------------------
appearing elsewhere in this Prospectus or in documents incorporated by
----------------------------------------------------------------------
reference in this Prospectus. Unless otherwise indicated, the information in
----------------------------------------------------------------------------
this Prospectus assumes that the Underwriters' over-allotment option will not
-----------------------------------------------------------------------------
be exercised. See "Underwriting."
-------------------------------

                                  THE OFFERING

Company.............................  Atlanta Gas Light Company ("AGL")

Common Shares Offered...............  1,300,000 shares of Common Stock (par value $5 per share)

Common Shares to be Outstanding
 After Offering.....................  27,074,865

Use of Proceeds.....................  To finance the Company's capital expenditure program and for other
                                       corporate purposes

New York Stock Exchange Listing.....  Symbol: ATG

Fiscal Year 1995 Price Range
 (through May 19, 1995).............  $29 1/8 to $33 7/8

Indicated Current Annual Dividend...  $2.08

                                  THE COMPANY

  The Company is a gas distribution utility company which for the twelve months ended March 31, 1995 served an average of approximately 1,334,000 customers in Georgia and Tennessee. The principal service areas include the metropolitan Atlanta and the Athens, Augusta, Brunswick, Macon, Rome, Savannah and Valdosta, Georgia areas and the Chattanooga and Cleveland, Tennessee areas. The composition of operating margin for the twelve months ended March 31, 1995 was 84% firm service customers, 12% interruptible customers and 4% other. The Company, the principal office of which is located at 303 Peachtree Street, N.E., Atlanta, Georgia 30308 (telephone number 404/584-4000), was incorporated on February 16, 1856 by a Special Act of the Georgia General Assembly to engage in the gas utility business. Unless noted specifically or otherwise required by the context, reference to the "Company" includes AGL, its wholly-owned subsidiary Chattanooga Gas Company ("Chattanooga"), and other wholly-owned subsidiaries.

           SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
               (DOLLARS IN MILLIONS EXCEPT FOR PER SHARE AMOUNTS)

                                          TWELVE      YEAR ENDED SEPTEMBER 30,
                                       MONTHS ENDED  --------------------------
                                      MARCH 31, 1995   1994     1993     1992
                                      -------------- -------- -------- --------
STATEMENT OF INCOME DATA:
Operating Revenue....................    $1,114.8    $1,199.9 $1,130.3 $  994.6
Operating Margin(1)..................       478.2       463.1    429.3    404.1
Net Income...........................        25.6(2)     63.2     57.5     55.4
Earnings Applicable to Common Stock..        21.1(2)     58.7     53.2     54.4
Earnings Per Share of Common Stock...         .83(2)     2.34     2.16     2.26
Cash Dividends Paid Per Share of
 Common Stock........................        2.08        2.08     2.08     2.06
Average Number of Common Shares
 Outstanding (Millions)..............        25.4        25.1     24.6     24.1
OPERATING DATA:
Gas Sold and Transported (Therms in
 Millions)
Sold.................................     1,837.0     1,906.8  1,868.6  1,794.3
Transported..........................       673.2       697.4    795.6    901.8
                                         --------    -------- -------- --------
  Total..............................     2,510.2     2,604.2  2,664.2  2,696.1
                                         ========    ======== ======== ========
Total Customers (Average in Thou-
 sands)..............................     1,334.4     1,315.7  1,280.9  1,248.4

                                                       AT MARCH 31, 1995
                                                 ------------------------------
                                                     ACTUAL      AS ADJUSTED(3)
                                                 --------------  --------------
CAPITAL STRUCTURE:
Common Stock Equity............................. $  539.0  46.8% $
Cumulative Preferred Stock--Redeemable..........     55.5   4.8
Non-redeemable..................................      3.0    .3
Long-Term Debt..................................    554.5  48.1
                                                 -------- -----  ------ -------
  Total......................................... $1,152.0 100.0% $        100.0%
                                                 ======== =====  ====== =======

----------
(1) Operating revenues less cost of gas.
(2) Net income, earnings applicable to Common Stock and earnings per share of Common Stock for the twelve months ended March 31, 1995 were reduced by restructuring costs recorded by the Company in the quarters ended December 31, 1994 and March 31, 1995 of $67.5 million or $41.4 million after income taxes ($1.63 per share). See "Business of the Company--Corporate Restructuring."
(3) Adjusted to reflect the issuance and sale of 1,300,000 shares of Common
    Stock for estimated net offering proceeds of $   .

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed on the New York Stock Exchange under the symbol "ATG." The following table sets forth information on the price range of the Common Stock and dividends paid per share on the Common Stock for the periods indicated. Price information indicates the high and low sale prices of the Common Stock on the New York Stock Exchange.

                                                                    DIVIDENDS
FISCAL PERIOD                                        HIGH   LOW   PAID PER SHARE
-------------                                       ------ ------ --------------
1993
  First Quarter.................................... 37 7/8 34 1/8      .52
  Second Quarter................................... 42 3/8 36 5/8      .52
  Third Quarter.................................... 41 7/8 38          .52
  Fourth Quarter................................... 41 3/8 37 5/8      .52
1994
  First Quarter.................................... 38 7/8 34 5/8      .52
  Second Quarter................................... 38 5/8 34 1/8      .52
  Third Quarter.................................... 36 1/2 33 5/8      .52
  Fourth Quarter................................... 35 1/4 30 3/8      .52
1995
  First Quarter.................................... 32 3/4 29 1/8      .52
  Second Quarter................................... 34 3/4 29 3/4      .52
  Third Quarter (through May 19, 1995)............. 36 5/8 33 7/8      .52*

----------
* On May 5, 1995, the Board of Directors declared a regular quarterly dividend of $.52 per share for the second fiscal quarter of 1995, payable June 1, 1995 to shareholders of record on May 19, 1995. Purchasers of the shares of Common Stock offered hereby will not receive the dividend payable June 1, 1995.

  On May 19, 1995, the last reported sale price of the Common Stock was $33 7/8 per share. At May 19, 1995, there were approximately 17,400 holders of record of the Company's Common Stock.

  The Board of Directors of the Company has declared and paid consecutive quarterly cash dividends on the Company's Common Stock since March 1, 1948. The payment of future dividends will be dependent upon earnings, the financial condition of the Company and other factors.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the shares of Common Stock will be used to finance the Company's capital expenditure program and for other corporate purposes. Any proceeds not immediately so applied will be invested temporarily, pending such application, in United States government or agency obligations, commercial paper, bank certificates of deposit or repurchase agreements.

  Capital expenditures for the 1994 fiscal year totaled $122.5 million. The Company's capital expenditures for the three fiscal years ending September 30, 1997 are estimated to aggregate approximately $340 million. It is anticipated that expenditures during this three-year period will be financed by funds generated from operations and additional financings. The type, amount and timing of any such additional future financings will be determined by conditions then existing.

                            BUSINESS OF THE COMPANY

GENERAL

  Atlanta Gas Light Company (including its wholly-owned subsidiary, Chattanooga) is a gas distribution utility company which for the twelve months ended March 31, 1995 served an average of approximately 1,334,000 customers in Georgia and Tennessee. The Company provides natural gas service in 229 cities and surrounding areas in Georgia and in the Chattanooga and Cleveland, Tennessee areas. The Company's service area covers approximately 26,528 square miles and has 25,744 miles of gas mains. The Company is the largest gas distribution company in the Southeast. Its principal service areas in Georgia include the metropolitan Atlanta and the Athens, Augusta, Brunswick, Macon, Rome, Savannah and Valdosta areas. The Company also serves more than 15,000 customers in Georgia and Alabama with liquefied petroleum gas. All of the Company's natural gas service area is certificated by and subject to regulation of the Georgia Public Service Commission (the "Georgia Commission") and the Tennessee Public Service Commission (the "Tennessee Commission").

  Based on twelve month average calculations, during fiscal 1992, 1993 and 1994 the Company added an average of 29,000, 32,500 and 34,800 customers, respectively, representing an average annual increase of 2.5%. Most of the new customers were in the residential and small commercial service categories. The composition of operating margin for the twelve months ended March 31, 1995 was 84% firm service customers, 12% interruptible customers and 4% other.

  The Company's historic maximum daily send out is 1.943 billion cubic feet
(Bcf), which occurred on January 18, 1994. The mean temperature in the metropolitan Atlanta area that day was 23(degrees) F. The Company's business is highly seasonal and heavily dependent on weather, resulting from the substantial use of gas for heating purposes. The Company has implemented weather normalization adjustment riders, which were approved by the Georgia and Tennessee commissions, and which offset the impact that either unusually cold or unusually warm weather has upon the Company's operating margin, earnings and cash flow. The riders are designed to stabilize the Company's operating margin and earnings at the levels which would occur with normal weather.

  The Company, the principal office of which is located at 303 Peachtree Street, N.E., Atlanta, Georgia 30308 (telephone number 404/584-4000), was incorporated on February 16, 1856 by a Special Act of the Georgia General Assembly to engage in the gas utility business. Since its incorporation, the Company has been continuously so engaged except for a period (1864-1866) during and after The War Between the States when the Company's plant was destroyed.

RECENT DEVELOPMENTS

  On April 28, 1995, the Company executed a letter of intent with Sonat, Inc. ("Sonat") regarding the purchase of an interest in Sonat Marketing Company, which letter evidenced the mutual intentions of the Company and Sonat to jointly own an entity that will acquire the business of Sonat Marketing Company, a wholly-owned subsidiary of Sonat. The jointly owned entity, in succeeding to the business of Sonat Marketing Company, will continue to engage in the business of offering natural gas sales, transportation, risk management and storage services to natural gas users in key natural gas producing and consuming areas of the United States.

  The agreement contemplates that the Company will contribute $32 million in cash for a 35% ownership interest in the marketing entity. The Company has certain rights for a period of five years to sell its interest to Sonat under a formula price and has certain rights to sell its interest to Sonat for Fair Market Value, as defined, at any time. The letter of intent is subject to a number of conditions, including the negotiation and execution of a mutually acceptable definitive agreement regarding the transaction and obtaining all required consents and approvals, including governmental approvals, and the expiration of applicable waiting periods.

CORPORATE RESTRUCTURING

  In November 1994, the Company announced a corporate restructuring plan in response to increased competition and the federal and state regulatory environments in which the Company operates. (See "Federal Regulatory Matters-- FERC Order 636" and "State Regulatory Matters--Bypass, Competition and Rate Filings" below.) The restructuring plan provides for a consolidation of the Company's field organization and improvement in efficiency of its business processes. Restructuring will include combining offices and creating centralized call centers and a network of locations where customers can pay their bills throughout the Company's service area. In accordance with the plan's initial objective, the number of employees of the Company has been reduced by more than 600 through attrition and voluntary retirement and severance programs. The Company will implement remaining portions of the plan during the remainder of fiscal 1995. As of March 31, 1995, approximately $67.5 million, or $41.4 million after income taxes, has been recorded in connection with the Company's corporate restructuring plan.

  As a result of the restructuring, the Company expects considerable reductions in future annual operating expenses. Those reductions should enable the Company to be more competitive in its markets in the future. The Company estimates total costs of the restructuring plan will be in a range of $67.5 million to $70 million or $41.4 million to $43 million after income taxes. Those costs will be offset within three years with lower operating costs.

GAS SUPPLY

  The Company is served directly by four interstate pipelines: Southern Natural Gas Company ("Southern"), South Georgia Natural Gas Company ("South Georgia"), Transcontinental Gas Pipe Line Corporation ("Transco") and East Tennessee Natural Gas Company ("East Tennessee") in combination with Tennessee Gas Pipeline Company ("Tennessee"), the parent company and primary source of gas for East Tennessee.

  Federal Energy Regulatory Commission ("FERC") Order 636, which mandated the unbundling of interstate pipeline gas sales, transportation and storage services and established certain open access transportation regulations, was implemented on the pipelines that serve the Company in the fall of 1993. (For a discussion of transition costs to the Company associated with the implementation of Order 636, see "Federal Regulatory Matters--FERC Order 636" below.) The unbundling of pipeline sales service requires local distribution companies ("LDCs") such as the Company to contract directly and separately for wellhead gas supply, underground storage and firm transportation services. Unbundling shifts the responsibility and risk of securing a reliable and cost-effective gas services portfolio from the pipelines to LDCs such as the Company. Unbundling also provides LDCs flexibility in selecting and managing the types of services required to provide customers with cost efficiencies.

  The Company has implemented its gas supply portfolio strategy in response to the FERC's restructuring associated with Order 636. The portfolio includes a combination of wellhead gas supply, firm pipeline transportation, underground storage, and liquefied natural gas ("LNG"). AGL and Chattanooga have firm transportation service and/or underground storage service with Southern, Transco, South Georgia, East Tennessee, Tennessee, ANR Storage Company and CNG Transmission Corporation. To supply their firm transportation and underground storage requirements, AGL and Chattanooga have entered into firm wellhead supply contracts with original terms of from one to ten years. The Company also purchases spot market gas as needed during the year. In addition, four Company-owned LNG facilities are maintained to meet demand for natural gas on the coldest days of the winter months.

  Implementation of the Company's purchasing strategy has proceeded with no major operational difficulties. The purchasing practices of AGL are subject to review under legislation enacted in Georgia in 1994 which provides for annual review and approval by the Georgia Commission of AGL's gas services portfolio ("Gas Supply Plan") on a prospective basis. On September 15, 1994, the Georgia Commission approved AGL's Gas Supply Plan for fiscal year 1995, which includes recovery of Order 636 transition costs discussed below that are currently being collected by the pipelines.

FEDERAL REGULATORY MATTERS--FERC ORDER 636

  In Order 636, FERC acknowledged that, absent creation of certain recovery mechanisms, certain costs that were previously recovered in the pipelines' bundled sales services no longer could be recovered by the pipelines in a restructured environment. Those costs, referred to as transition costs, include such things as unrecovered gas costs, gas supply realignment costs and various stranded costs resulting from unbundling. Order 636 therefore includes a recovery mechanism that allows the pipeline companies to pass through to their customers any prudently incurred transition costs attributable to compliance with Order 636.

  The Company currently estimates that its portion of transition costs from all of its pipeline suppliers that have been filed with the FERC to date to be recovered could be as high as approximately $79.6 million. The Company's estimate is based on the most recent estimates of transition costs filed by its pipeline suppliers with the FERC and assumes that a restructuring settlement agreement with Southern, as described below, is approved. Such filings by the Company's pipeline suppliers currently are pending approval by FERC, and the transition costs are being collected subject to refund. Transition costs billed to the Company are being recovered currently from customers under the purchased gas provisions of the Company's rate schedules and thus have no impact on results of operations. The Company is actively participating in the proceedings to determine the prudence and eligibility of transition costs for its pipeline suppliers. The Company does not expect transition costs to significantly affect the total cost of gas to its customers because (1) the Company will purchase its wellhead gas supplies based upon market prices that should be below the cost of gas previously embedded in the bundled pipeline sales service and (2) many elements of transition costs previously were embedded in the rates for the pipelines' bundled sales service.

  The Company has entered into a settlement with Southern and other customers to resolve all pending Southern proceedings before the FERC. The settlement would, if approved by the FERC, resolve Southern's pending general rate proceedings, which involve rates charged by Southern from January 1, 1991 through the present and also would resolve Southern's Order 636 transition cost proceedings. The FERC has not yet acted on the proposed settlement agreement, but has allowed Southern to implement the reduced settlement rates on an interim basis. Assuming the settlement agreement is approved, the Company's portion of transition costs from Southern will be approximately $68 million.

STATE REGULATORY MATTERS--BYPASS, COMPETITION AND RATE FILINGS

  On October 19, 1994, the Georgia Commission issued a scheduling order designating a docket for an investigation of AGL bypass issues. The proceeding was designed to provide information to the Georgia Commission regarding alternatives to respond to bypass and to assess the economics of bypass. Hearings in this docket were conducted in November and December 1994.

  On February 17, 1995, the Georgia Commission approved a settlement that addresses all issues which were pending in the bypass proceeding. The settlement authorizes AGL to negotiate optional, five-year renewable contracts ("Negotiated Contracts") with customers which have the choice of bypassing the Company's facilities and receiving natural gas from competitors through alternate suppliers. The negotiated rate may be lower than that which otherwise would be applicable to the potential bypass customer, but not less than the marginal cost of service to that customer. The Georgia Commission further authorized a bypass loss recovery mechanism pursuant to which AGL expects to recover most, if not all, revenues lost through Negotiated Contracts. The bypass loss recovery mechanism will expire upon the earlier to occur of September 30, 1998 or the effective date of new rates resulting from a general rate case.

  The Georgia Commission may reject a Negotiated Contract within 60 days of the filing thereof with the Georgia Commission, but absent such action a Negotiated Contract becomes fully effective. The Company currently is providing service pursuant to five fully effective Negotiated Contracts.

  In addition to Negotiated Contracts, the Georgia Commission will continue to allow AGL, through long-term special contracts ("Special Contracts"), or existing rate provisions involving short-term discounts, to compete with suppliers of alternate fuel to provide service to interruptible customers. On March 2, 1995, the Georgia Commission approved a Special Contract between AGL and Georgia-Pacific Corporation which is designed to provide long-term service in competition with fuel oil. On April 18, 1995, the Georgia Commission authorized AGL to provide compressed natural gas as fuel to the Metropolitan Atlanta Rapid Transit Authority at prices comparable to diesel fuel.

  On May 1, 1995, Chattanooga made a rate filing with the Tennessee Commission seeking an increase in revenues of $5.2 million annually. Among other things, the filing seeks to implement a new financing and marketing program for natural gas heating and cooling systems and natural gas water heaters. Any revenues which ultimately may be received from the pending rate increase proceeding will be used by Chattanooga to improve and expand its distribution system and to recover increased operation, maintenance and tax expenses.

ENVIRONMENTAL MATTERS

  The Company operated manufactured gas plants ("MGPs") as a source of fuel for lighting and heating until the early 1950's. The process for manufacturing gas involved heating certain combustibles such as coal, oil and pine knots in a low-oxygen atmosphere which produced residuals including lamp black and coal tar. Such residue typically was stored on-site or sold for commercial use.

  In June 1990, the Company was contacted by attorneys for Florida Public Utilities Company ("FPUC") in connection with a former MGP site in Sanford, Florida. Thereafter, FPUC received a "Warning Notice" from the Florida Department of Environmental Regulation ("FDER") demanding that FPUC enter into a consent order to investigate the Sanford site. Preliminary investigation results indicate some environmental impacts at this site. In addition, limited investigations of the surrounding area indicate potential environmental impacts off-site. On January 31, 1992, FPUC filed suit against the Company, two other corporations, and the City of Sanford, under the federal Comprehensive Environmental Response, Compensation, and Liability Act, and an equivalent state statute, alleging the Company is a former "owner," to obtain contribution from the Company and others for all costs incurred and for a declaratory judgment that all defendants are jointly and severally liable for future response costs. On February 3, 1994, the parties submitted a Contamination Assessment Report ("CAR") to Florida Department of Environmental Protection ("FDEP"), previously known as FDER. The CAR confirmed the existence of environmental impacts at the site and off-site. On April 10, 1994, FDEP completed its review of the CAR and submitted a preliminary scoring of the site to Region IV of the U. S. Environmental Protection agency. FDEP concluded that further study is necessary in some areas because the site did not exceed the listing threshold under one set of assumptions but did exceed that threshold under difference assumptions. On February 17, 1995, FPUC dismissed its lawsuit without prejudice.

  In addition to the Sanford site noted above, there are two other sites in Florida presently being investigated by environmental authorities in connection with which the Company may be contacted as a potentially responsible party. No claim has been made by any party regarding these sites.

  AGL has identified nine sites in Georgia where it currently owns all or part of a former MGP. In addition, AGL has identified four other sites in Georgia which AGL does not now own, but which may have been associated with the operation of MGPs by AGL or its predecessors. Results of environmental response activities with respect to these MGP sites reveal environmental impacts at and near nine sites. AGL has entered into consent orders with the Georgia Environmental Protection Division ("EPD") with respect to four sites pursuant to which AGL is obligated to investigate and clean up, if necessary, these sites.

  Under regulations issued by EPD under the Georgia Hazardous Site Response Act ("HSRA"), eight of the MGP sites have been listed on Georgia's "Hazardous Site Inventory." The issuance of regulations under HSRA and the listing of MGP sites on the Hazardous Site Inventory has altered the basis upon which the

Company has projected future investigation and remediation costs associated with the former MGP sites in Georgia. Under a thorough analysis of these and other potentially applicable requirements, the Company has estimated that, under the most favorable possible circumstances, the future cost of investigating and remediating the former MGP sites could be as low as $28.6 million. Alternatively, the Company has estimated that, under the least favorable possible circumstances, the future cost of investigating and remediating the former MGP sites could be as high as $109.0 million. The Company cannot estimate at this time the amount of any other future expenses or liabilities that may be associated with or related to the MGP sites, including expenses or liabilities relating to any litigation. At the present time, no amount within the range can be identified as a better estimate than any other estimate. Therefore, the low end of this range and a corresponding regulatory asset have been recorded in the financial statements of the Company.

  With regard to other legal proceedings related to the former MGP sites, the Company is or expects to be a party to claims or counterclaims on an ongoing basis. Among such matters, the Company intends to continue to pursue aggressively insurance coverage and contribution from potentially responsible parties.

  The Georgia Commission has approved the recovery by AGL of Environmental Response Costs, as defined below, pursuant to an Environmental Response Cost Recovery Rider ("ERCRR") effective October 1, 1992. For purposes of the ERCRR, Environmental Response Costs include investigation, testing, remediation and litigation costs and expenses or other liabilities relating to or arising from MGP sites.

  The ERCRR authorized AGL to recover from its ratepayers Environmental Response Costs that it may incur in succeeding twelve-month periods ending June 30th, net of working capital benefits resulting from deferred income taxes, amortized over a 60-month period beginning each October 1. The carrying costs to AGL of such Environmental Response Costs during the period of amortization are subject to recovery from any amounts that may be received from insurance carriers and from former owners and operators of MGP sites. Any amounts received from such sources are shared equally by AGL and its ratepayers. AGL records its portion as income to offset unrecovered carrying costs.

  As a result of the ERCRR, AGL expects that it will be able to recover all of its Environmental Response Costs. However, the staff of the Georgia Commission has indicated that it will recommend for consideration by the Georgia Commission a full financial and management audit of all expenses associated with Environmental Response Costs for purposes of the ERCRR. At the present time, the Georgia Commission has not considered any proposed action, and thus the scope of any study or audit undertaken or the potential impact or result of such study or audit cannot be determined.

                          DESCRIPTION OF CAPITAL STOCK

  The following is a brief description of certain provisions relating to the Common Stock, as contained in the Charter of the Company, as amended (the "Charter") and the By-Laws of the Company, as amended (the "By-Laws") and does not purport to be complete. Reference is made to such documents which are on file with the Commission as exhibits to the Registration Statement of which this Prospectus is a part or to previous filings by the Company for a complete statement of such provisions.

  The Company is authorized to issue 100 million shares of Common Stock, $5 par value per share. At May 19, 1995, the Company had 25,774,865 shares of Common Stock outstanding, which does not reflect the issuance of the shares offered hereby. The presently outstanding shares of Common Stock of the Company are validly issued, fully paid and nonassessable.

DIVIDEND RIGHTS

  Subject to the preferential rights of the holders of the Preferred Stock (and Junior Stock as defined below (if any) ranking as to dividends ahead of the Common Stock) to receive full cumulative dividends, both past and current, and the restrictions set forth below, the holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor.

RESTRICTIONS ON PAYMENT OF DIVIDENDS

  The Charter imposes restrictions on the payment of dividends (except a dividend in Common Stock or in any class of stock ranking junior to the Preferred Stock as to dividends or assets (the "Junior Stock")) and other distributions on the Common Stock and such other Junior Stock and upon expenditures for the purchase, redemption or retirement of any shares thereof (other than by exchanges or with the proceeds of the sale of Common Stock or such other Junior Stock or to satisfy such other Junior Stock sinking or purchase fund requirements) unless the Company attains certain earnings levels or maintains certain capitalization ratios. Under the most restrictive of these provisions, all of the Company's retained earnings were free of such restrictions and available for the payment of dividends at March 31, 1995. Retained earnings at March 31, 1995 were $160.4 million.

VOTING RIGHTS; REQUIREMENTS FOR BUSINESS COMBINATIONS

  Subject to the limited voting rights of the Preferred Stock indicated below, the holders of the Common Stock have full voting rights for the election of directors and for all other purposes, on the basis of one vote per share. Cumulative voting by the holders of Common Stock is not permitted in electing directors.

  The Company's Charter requires the affirmative vote of the holders of not less than 75% of the outstanding shares of voting stock to approve certain business combinations with a "related person," including mergers, share exchanges, sales or pledges of more than 10% of the Company's assets or share reclassifications. A "related person" is defined as a holder of 20% or more of the voting stock of the Company. A 75% vote is not required if the terms of any such transaction are either (i) approved by two-thirds of the "continuing directors" who at that time must comprise at least a majority of the Board of Directors ("continuing directors" are those in office before the related person proposed the transaction, or their successors who are approved by the other continuing directors) or (ii) meet the terms of a "fair price" provision. This provision also provides that it can only be amended by the affirmative vote of the holders of not less than 75% of the outstanding voting stock, unless two-thirds of the "continuing directors" (at a time when "continuing directors" comprise a majority of the Board of Directors) approve any such amendment.

  The Company's By-Laws provide that the Company may not engage in certain business combinations with an "interested shareholder" (defined as the beneficial owner of 10% or more of the voting stock of the Company) for five years after the interested shareholder became an interested shareholder unless
(i) prior thereto the Board of Directors approved the proposed business combination, (ii) the interested shareholder acquired 90% of all outstanding voting stock, excluding certain management shares, in the transaction in which it became an interested shareholder or (iii) after becoming an interested shareholder, the interested shareholder acquired 90% of all shares, excluding certain management shares, and obtained the approval of the holders of a majority of the remaining outstanding voting stock, excluding certain management shares. The types of business combinations covered by the Company's By-Laws include substantially the same types of transactions covered by the Charter provisions described in the preceding paragraph.

  Whenever dividends payable on any Preferred Stock are in arrears in an amount equal to at least four quarterly dividends and until all arrears and the current dividends are paid or declared and set apart for payment, holders of the Preferred Stock will be entitled to elect the smallest number of directors necessary to constitute a majority of the Board of Directors. In addition, the vote or consent of the holders of specified percentages of the Preferred Stock is required as a condition to effect various changes in the capital structure of the Company and certain other transactions which might affect the rights of the holders of Preferred Stock, including a merger or sale of all or substantially all of the assets of the Company.

LIQUIDATION RIGHTS

  In any liquidation, the holders of Common Stock would be entitled to receive, pro rata, all of the assets of the Company available for distribution to its shareholders remaining after there has been paid to or set aside for the holders of all series of Preferred Stock and any Junior Stock outstanding (other than Common Stock) the amounts described below. The holders of each class of Preferred Stock will be entitled upon liquidation, dissolution or winding-up of the Company, or reduction or decrease of its capital (resulting in a distribution of assets of the Company to the holders of any class of Junior Stock), before any distribution of assets is made to the holders of any Junior Stock, to the aggregate par value (or stated capital allocated to shares of no par value) of Preferred Stock of such class, plus, in case any such action is voluntary, an amount per share equal to the redemption premium that would then be payable to the holders thereof if such Preferred Stock were to be redeemed at the option of the Company, together in each case with accrued dividends; but the holders of Preferred Stock are not entitled to further participation in such distribution.

PREEMPTIVE RIGHTS

  No holder of any class of securities has any preemptive rights, other than such as the Board of Directors in its discretion from time to time may fix, except that the holders of Common Stock have preemptive rights in respect of offerings for cash of Common Stock or securities convertible into Common Stock (exclusive of any shares of Common Stock to be issued in connection with the Company's Leveraged Employees' Stock Ownership Plan, Retirement Savings Plus Plan, Long-Term Stock Incentive Plan of 1990, Nonqualified Savings Plan, any dividend reinvestment plan and any successor plan thereto or any other similar plan which may be established for the general benefit of the Company's shareholders and/or employees) other than public offerings of such stock or securities to or through underwriters or investment bankers who agree to make a public offering of such stock or securities. Thus, the shares being offered in this offering will not give rise to any preemptive rights with respect to outstanding shares.

TRANSFER AGENT

  The Transfer Agent and Registrar for the Common Stock is Wachovia Bank of North Carolina, N.A., 301 North Church Street, Winston-Salem, North Carolina 27101.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dean Witter Reynolds Inc. and The Robinson-Humphrey Company, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase the number of Shares set forth opposite its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Shares offered hereby if any of the Shares are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                       NUMBER OF
     UNDERWRITER                                                        SHARES
     -----------                                                       ---------
Merrill Lynch, Pierce, Fenner & Smith
     Incorporated....................................................
Dean Witter Reynolds Inc.............................................
The Robinson-Humphrey Company, Inc. .................................
                                                                       ---------
     Total...........................................................  1,300,000
                                                                       =========

  The Representatives of the Underwriters have advised the Company that they propose initially to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at
such price less a concession not in excess of $   per share. The Underwriters
may allow, and such dealers may reallow, a discount not in excess of $   per
share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted the Underwriters an option exercisable for 30 days after the date hereof to purchase up to 195,000 Option Shares to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the Option Shares as the percentage of the Shares which it has agreed to purchase.

  In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the 1933 Act.

                                 LEGAL MATTERS

  The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Long, Aldridge & Norman, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York.

  Mr. Albert G. Norman, Jr., a Director of the Company and a member of the Executive Committee and the Nominating and Compensation Committee of the Company, is a partner in the firm of Long, Aldridge & Norman and owns beneficially an aggregate of 5,963 shares of Common Stock of the Company.

                                    EXPERTS

  The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in or incorporated by reference in such Form 10-K (which reports express an unqualified opinion and include an explanatory paragraph as to the change in methods of accounting for postretirement benefits other than pensions and for income taxes), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   2
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................   2
PROSPECTUS SUMMARY.........................................................   3
PRICE RANGE OF COMMON STOCK AND DIVIDENDS..................................   5
USE OF PROCEEDS............................................................   5
BUSINESS OF THE COMPANY....................................................   6
DESCRIPTION OF CAPITAL STOCK...............................................  10
UNDERWRITING...............................................................  12
LEGAL MATTERS..............................................................  13
EXPERTS....................................................................  13

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,300,000 SHARES

               [LOGO OF ATLANTA GAS LIGHT COMPANY APPEARS HERE]

                           ATLANTA GAS LIGHT COMPANY

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.

                           DEAN WITTER REYNOLDS INC.

                      THE ROBINSON-HUMPHREY COMPANY, INC.

                                  JUNE  , 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses of the offering (other than the underwriting discount) are estimated as follows:

   Registration Fee-Securities and Exchange Commission................  $17,592
   New York Stock Exchange Listing Fee................................    4,550
   Printing Expenses..................................................   12,000
   Fees of Transfer Agent and Registrar...............................    1,000
   Legal Fees and Expenses............................................   25,000
   Accounting Fees and Expenses.......................................   40,000
   Blue Sky Fees and Expenses (including fees and expenses of coun-
    sel)..............................................................    4,000
   Miscellaneous......................................................   10,000
                                                                       --------
       Total.......................................................... $114,142
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 14-2-202(b)(4) of the Georgia Business Corporation Code (the "Georgia Code") provides that a corporation's Articles of Incorporation may include a provision that eliminates or limits the personal liability of directors for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties as directors; provided, however, that the Section does not permit a corporation to eliminate or limit the liability of a director for appropriating, in violation of his duties, any business opportunity of the corporation, engaging in intentional misconduct or a knowing violation of law, obtaining an improper personal benefit, or voting for or assenting to an unlawful distribution (whether as a dividend, stock repurchase or redemption or otherwise) as provided in Section 14-2-832 of the Georgia Code. Section 14-2-202(b)(4) also does not eliminate or limit the rights of a corporation or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director's fiduciary duty. In addition, Section 14-2-202(b)(4) applies only to claims against a director arising out of his role as a director and does not relieve a director from liability arising from his role as an officer or in any other capacity. The provisions of Section 6.01B of the Company's Charter are similar in all substantive respects to those contained in
Section 14-2-202(b)(4) of the Georgia Code outlined above, and Section 6.01B provides that the liability of directors of the Company shall be limited to the fullest extent permitted by amendments to Georgia law.

  Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the Georgia Code provides for indemnification of a director of the Company for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including civil actions brought as derivative actions by or in the right of the Company) in which he may become involved by reason of being a director of the Company. Section 14-2-851 also provides such indemnity for directors who, at the request of the Company, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or another enterprise. The Section permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to the best interests of the Company and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses (including attorneys' fees) incurred with respect to a proceeding. However, if the director is adjudged liable to the Company in a derivative action or on the basis that a personal benefit was improperly received by him, the director will only be entitled to such indemnification for reasonable expenses as a court finds to be proper in accordance with the provisions of Section 14-2-854.

  Section 14-2-852 of the Georgia Code provides that directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors of the Company, are entitled to indemnification against reasonable expenses as of right. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Code, as follows: (i) by the majority vote of a quorum of the disinterested members of the board of directors, (ii) if a quorum cannot be obtained, by a committee thereof duly designated by the board of directors, consisting of two or more disinterested directors, (iii) by special legal counsel, or (iv) by the shareholders, but, in such event, the shares owned by or voted under the control of directors seeking indemnification may not be voted.

  Section 14-2-857 of the Georgia Code provides that an officer of a corporation (but not an employee or agent generally) who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852 as described above. In addition, the Company may, as provided by its Charter, By-Laws, general or specific actions by its Board of Directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

  The provisions of Article II, Section 7 of the Company's By-Laws are similar in all substantive respects to the foregoing provisions of the Georgia Code outlined above. In addition, as authorized by Section 14-2-857 of the Georgia Code, the Board of Directors has authorized the Company to enter into indemnification agreements with each of its officers who is not a director to provide each such officer indemnification rights equal to those permitted for directors of the Company pursuant to the provisions of the Georgia Code outlined above.

  Officers and directors of the Company presently are covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act" including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The cost of such insurance is borne by the Company as permitted by the By-Laws of the Company and the laws of the State of Georgia.

ITEM 16. EXHIBITS.

  The exhibits listed below are filed as part of or incorporated by reference in this Registration Statement. Where such filing is made by incorporation by reference to a previously filed report, such report is identified in parentheses.

 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
    *1   --Form of proposed Underwriting Agreement
   4(a)  --Indenture, dated as of December 1, 1989, between Atlanta Gas Light
          Company and Bankers Trust Company, as Trustee (Exhibit 4(a),
          Registration No. 33-32274)
   4(b)  --First Supplemental Indenture, dated as of March 16, 1992, between
          Atlanta Gas Light Company and NationsBank of Georgia, National
          Association, as Successor Trustee (Exhibit 4(a), Registration No.
          33-46419)
    *5   --Opinion of Long, Aldridge & Norman
 *23(a)  --Consent of Deloitte & Touche LLP
  23(b)  --Consent of Long, Aldridge & Norman (included in Exhibit 5)
   *24   --Powers of Attorney
   *27   --Financial Data Schedule

--------
* Filed herewith

ITEM 17. UNDERTAKINGS.

A. SUBSEQUENT DOCUMENTS INCORPORATED BY REFERENCE.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. ACCELERATION OF EFFECTIVENESS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

C. RULE 430A POST-EFFECTIVE AMENDMENT.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, STATE OF GEORGIA, ON MAY 19, 1995.

                                          Atlanta Gas Light Company

                                                   /s/ David R. Jones
                                          By: _________________________________
                                                      DAVID R. JONES
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MAY 19, 1995.

              SIGNATURE                         TITLE

        /s/ David R. Jones              President and Chief
-------------------------------------    Executive Officer
           DAVID R. JONES                (Principal
                                         Executive Officer)
                                         and Director

      /s/ Robert L. Goocher             Executive Vice
-------------------------------------    President
          ROBERT L. GOOCHER              (Principal
                                         Financial Officer)

       /s/ J. Michael Riley             Vice President
-------------------------------------    (Principal
          J. MICHAEL RILEY               Accounting Officer)

         Frank Barron, Jr.*             Director
-------------------------------------
          FRANK BARRON, JR.

          W. Waldo Bradley*             Director
-------------------------------------
          W. WALDO BRADLEY

        Otis A. Brumby, Jr.*            Director
-------------------------------------
         OTIS A. BRUMBY, JR.

              SIGNATURE                         TITLE

       L. L. Gellerstedt, Jr.*          Director
-------------------------------------
       L. L. GELLERSTEDT, JR.

          Kenneth D. Lewis*             Director
-------------------------------------
          KENNETH D. LEWIS

       Albert G. Norman, Jr.*           Director
-------------------------------------
        ALBERT G. NORMAN, JR.

                                        Director
-------------------------------------
          D. RAYMOND RIDDLE

          Betty L. Siegel*              Director
-------------------------------------
           BETTY L. SIEGEL

       Ben J. Tarbutton, Jr.*           Director
-------------------------------------
        BEN J. TARBUTTON, JR.

      Charles McKenzie Taylor*          Director
-------------------------------------
       CHARLES MCKENZIE TAYLOR

        Felker W. Ward, Jr.*            Director
-------------------------------------
         FELKER W. WARD, JR.

       /s/ Robert L. Goocher
*By: ________________________________
  ROBERT L. GOOCHER, AS ATTORNEY-IN-
                 FACT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
  *1     --Form of proposed Underwriting Agreement
   4(a)  --Indenture, dated as of December 1, 1989, between Atlanta Gas Light
          Company and Bankers Trust Company, as Trustee (Exhibit 4(a),
          Registration No. 33-32274)
   4(b)  --First Supplemental Indenture, dated as of March 16, 1992, between
          Atlanta Gas Light Company and NationsBank of Georgia, National
          Association, as Successor Trustee (Exhibit 4(a), Registration No.
          33-46419)
  *5     --Opinion of Long, Aldridge & Norman
 *23(a)  --Consent of Deloitte & Touche LLP
  23(b)  --Consent of Long, Aldridge & Norman (included in Exhibit 5)
 *24     --Powers of Attorney
 *27     --Financial Data Schedule

--------
*Filed herewith